Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc

ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES

Date of last notice	14 June 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Not applicable

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Not applicable

No. of securities held prior to change

•       475,060 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015); and

•       1,453,058 options over unissued ordinary shares/CUFS comprising:

•       860,000 Return on Capital Employed (ROCE) options under the 2006 JHIplc Long Term Incentive Plan (2006 Plan); and

•       593,058 Relative Total Shareholder Return (TSR) options under the 2006 Plan.

Class	Not applicable

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	Not applicable

Number disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable

No. of securities held after change

Current relevant interest is:

•       475,060 ordinary shares/CUFS registered in the name of the Director (of which 5,910 are subject to a holding lock until 7 June 2015); and

•       1,453,058 options over unissued ordinary shares/CUFS comprising:

•       860,000 ROCE options under the 2006 Plan; and

•       593,058 TSR options under the 2006 Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Change relates to grant of restricted stock units (RSUs) described below.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	RSUs are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Louis Gries

Date of change	16 September 2013 (US time)

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Current interests in contracts are: • 1,774,485 Relative TSR RSUs; • 166,459 Hybrid RSUs; and • 284,916 ROCE RSUs.

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired

Two separate grants of RSUs, as part of the FY2014 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2013 Annual General Meeting:

•       295,824 Relative TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 to 4.5 years from the grant date; and

•       278,393 ROCE RSUs. These RSUs are subject to a ROCE hurdle based on the company’s average ROCE performance in FY2014-2016 and the Remuneration Committee’s exercise of negative discretion three years from the grant date.

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Current interests in contracts are: • 2,070,309 Relative TSR RSUs; • 166,459 Hybrid RSUs; and • 563,309 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3